Exhibit 23.13

AUDITOR’S CONSENT

We have read the short form base shelf prospectus of Vista Gold Corp. (the “Company”) dated April 5, 2012 relating to the offer and sale of common shares, warrants to purchase common shares or subscription receipts or units of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of Midas Gold Corp. (“Midas”) on the consolidated statement of financial position of Midas as at December 31, 2011 and the consolidated statements of net loss and comprehensive loss, changes in equity and cash flows for the year then ended. Our report is dated March 13, 2012.

/s/ Deloitte & Touche LLP

Chartered Accountants

Vancouver, Canada

April 5, 2012